Mail Stop 3561

December 22, 2006

Shu-Heng Wang
Principal Executive Officer
Gold Rock Resources, Inc.
C/o Corporation Trust Company of Nevada
6100 Neil Road, Suite 500
Reno, Nevada 89511

> **Re: Gold Rock Resources, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed December 11, 2006**
> **File No. 333-135891**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements, page 38

1. You have omitted the statement of operations for three months ended July 31, 2006 that was included in Amendment No. 1 filed on October 13, 2006. Please revise accordingly. Please be advised that you are required to update your financial statements and related financial information included in the filing for the six month period ended October 31, 2006. Refer to Rule 3-10(g) of Regulation S-B.

Notes to Financial Statements, page 42

Note 2. Summary of Significant Accounting Policies, page 42

k). Recent Accounting Pronouncements, page 44

2. We have reviewed your response to comment 7 in our letter dated October 31, 2006 and the revisions to your document. Please revise to disclose, if true, that the adoption of SFAS 154 and SFAS 123R did not have a material effect on your results of operations or financial position. Furthermore, please revise your discussion regarding SAB 107 as we would have expected you to consider SAB 107 upon adoption of SFAS 123(R).

Undertakings, page 59

3. We note your response to comment 8 in our letter dated October 31, 2006. It appears that your disclosure continues to include and repeat the Rule 430A undertakings in sections A(4) and (5) and section C. It appears, however, that you are not relying of Rule 430A for this offering. Please revise or advise.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, or William Thompson, Associate Chief Accountant, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Conrad C. Lysiak, Esq.
       Fax: (509) 747-1770